Cornerstone OnDemand, Inc.

1601 Cloverfield Blvd.

Suite 620 South

Santa Monica, California 90404

(310) 752-0200

August 8, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cornerstone OnDemand, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-175669)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cornerstone OnDemand, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-175699), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 20, 2011.

The Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The vast majority of the shares to be sold in the offering consisted of shares held by certain of the Registrant’s existing stockholders, and the holders of a sufficient number of shares were unwilling to participate in the offering at current market prices. In addition, the Registrant had anticipated selling a minimal number shares to offset expected transaction expenses, and the Registrant has determined that issuing and selling any shares at this time would not be in the best interests of the Registrant and its stockholders. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California, 90404, facsimile number (310) 752-0199, with a copy to the Registrant’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304, facsimile number (650) 493-6811, attention Rachel B. Proffitt.

If you have any questions with respect to this matter, please contact Herbert P. Fockler or Rachel B. Proffitt of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 320-4601 or (650) 849-3412, respectively.

Sincerely,

CORNERSTONE ONDEMAND, INC.

/s/ Adam Miller
Adam L. Miller
President, Chief Executive Officer and Director